To the shareholders of Alcon Inc.

Invitation to the Annual General Meeting of Alcon Inc.

Avenue d'Ouchy 40, 1006 Lausanne, Switzerland
Wednesday, April 27, 2022, at 10 a.m. CEST

Personal attendance of shareholders is not possible, please read the instructions on pages 2 and 7.

Alcon

IMPORTANT INFORMATION RELATING TO COVID-19 PANDEMIC

Dear Shareholders,
As a result of the continuing tense situation due to the coronavirus (COVID-19) pandemic, and as a precautionary and prudent measure, the Board of Directors decided that the 2022 Annual General Meeting will again be held without the personal attendance of shareholders and you will not be granted access to the meeting room, in accordance with the Federal Act on the statutory principles for Federal Council Ordinances on combating the COVID-19 epidemic and the Ordinance 3 of the Swiss Federal Council regarding measures to combat the COVID-19, both as amended (COVID-19 Regulations).
Accordingly, and in accordance with the COVID-19 Regulations, shareholders shall exercise their rights at our Annual General Meeting exclusively by sending in voting instructions to the independent representative identified in the voting materials. For information on how to issue your voting instructions to the independent representative, please refer to the “Organizational topics” at the end of this invitation.
We take the safety of our shareholders, directors, officers, associates and service providers very seriously. We hope that you understand the need to take these extraordinary measures and look forward to your participation in person at the 2023 Annual General Meeting.
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Agenda and proposals of the Board of Directors

1. Approval of the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2021
Proposal
The Board of Directors proposes that the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2021 be approved, acknowledging the reports of the statutory auditors.
2. Discharge of the members of the Board of Directors and the members of the Executive Committee
Proposal
The Board of Directors proposes that the members of the Board of Directors and the members of the Executive Committee be granted discharge for the 2021 financial year.
3. Appropriation of earnings and declaration of dividend as per the balance sheet of Alcon Inc. of December 31, 2021
Proposal
(CHF thousands)

Balance brought forward from previous year	17,446,597
Contribution to the general reserve	(160)
Dividend paid during the year	(48,993)
Net income for the year	151,888
Earnings available to the Annual General Meeting	17,549,332
The Board of Directors proposes that:
- out of the earnings available to the Annual General Meeting, a gross dividend of CHF 0.20 per dividend-bearing share be declared while shares held by the Alcon Group will not be entitled to a dividend payment; and
- the remaining amount of available earnings, after appropriation of the proposed dividend, be carried forward.
Comment: Calculated on the total number of issued shares of 499,700,000, the proposed dividend corresponds to a maximum total amount of CHF 99,940,000. No dividend is paid on shares held by the Alcon Group. The first trading day ex-dividend is expected to be May 3, 2022, and the payout date in Switzerland is expected to be on or around May 5, 2022. The Swiss withholding tax of 35% will be deducted from the gross dividend amount.

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4. Votes on the compensation of the Board of Directors and of the Executive Committee
4.1 Consultative vote on the 2021 Compensation Report
Recommendation
The Board of Directors recommends that the 2021 Compensation Report be accepted (non-binding consultative vote).
Comment: The 2021 Compensation Report can be found in pages 78-107 of the 2021 Annual Report. Please also refer to the enclosed "Say-on-Pay" brochure for further explanation.
4.2 Binding vote on the maximum aggregate amount of compensation of the Board of Directors for the next term of office, i.e. from the 2022 Annual General Meeting to the 2023 Annual General Meeting
Proposal
The Board of Directors proposes that shareholders approve the maximum aggregate amount of compensation of the Board of Directors covering the period from the 2022 Annual General Meeting to the 2023 Annual General Meeting in the amount of CHF 3,600,000.
Comment: Please refer to the enclosed "Say-on-Pay" brochure for further explanation.
4.3 Binding vote on the maximum aggregate amount of compensation of the Executive Committee for the following financial year, i.e. 2023
Proposal
The Board of Directors proposes that shareholders approve the maximum aggregate amount of compensation of the Executive Committee for the 2023 financial year in the amount of CHF 38,400,000.
Comment: Please refer to the enclosed "Say-on-Pay" brochure for further explanation.
5. Re-election and election of the Chair and the Members of the Board of Directors
Proposal
The Board of Directors proposes the re-election of the current members of the Board of Directors, as well as the election of Dr. Raquel C. Bono, each for a term of office of one year extending until completion of the 2023 Annual General Meeting.
5.1 Re-election of F. Michael Ball (as Member and Chair)
5.2 Re-election of Lynn D. Bleil (as Member)
5.3 Re-election of Arthur Cummings (as Member)
5.4 Re-election of David J. Endicott (as Member)
5.5 Re-election of Thomas Glanzmann (as Member)
5.6 Re-election of D. Keith Grossman (as Member)
5.7 Re-election of Scott Maw (as Member)
5.8 Re-election of Karen May (as Member)
5.9 Re-election of Ines Pöschel (as Member)
5.10 Re-election of Dieter Spälti (as Member)

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5.11 Election of Raquel C. Bono (as Member)
A board-certified trauma surgeon and retired Vice Admiral, US Navy Medical Corps, Raquel C. Bono, M.D. was the first female three-star admiral in the medical field in the history of the US Navy, as well as the first Asian-American woman promoted to Vice Admiral. Dr. Bono has been Chief Health Officer at Viking, Inc. since November 2020 and a Principal at RCB Consulting since October 2019. From 2015 until October 2019, Dr. Bono served as the Chief Executive Officer and Director for the Defense Health Agency (DHA) where she led a joint, integrated combat support agency that enables all branches of the U.S. military medical services to provide health care services to combatant commands. Before joining the DHA, Dr. Bono spent 25 years in healthcare leadership roles, including a distinguished career in the US Navy where she was honored with the Defense Distinguished Service Medal, three Defense Superior Service Medals, four Legion of Merit Medals, two Meritorious Service Medals and two Navy and Marine Corps Commendation medals. She currently serves on the board of Humana, Inc.

Dr. Bono holds a Bachelor of Arts in Psychology from the University of Texas at Austin, a Master of Business Administration from Washington State University and a Doctor of Medicine from Texas Tech University Health Sciences Center.

Her strong record of leadership and experience in healthcare industry, government relations and regulatory public policy will add greatly to the expertise of the Alcon Board of Directors. Dr. Bono is independent from Alcon according to the independence criteria set forth by the Board of Directors.
Comment: The term of office for all members of the Board of Directors expires at the completion of the Annual General Meeting on April 27, 2022. All current members of the Board of Directors are standing for re-election. In addition, Dr. Raquel C. Bono is standing for election for the first time. The re-election, and the election, respectively, of the members of the Board of Directors shall be effected on an individual basis. Information on the professional background of the current members of the Board of Directors can be found in the 2021 Annual Report, available at https://investor.alcon.com/financials/annual-reports/default.aspx.
6. Re-election and election of the members of the Compensation Committee
Proposal
The Board of Directors proposes the re-election of the current members of the Compensation Committee, as well as the election of Mr. Scott Maw, each for a term of office of one year extending until completion of the 2023 Annual General Meeting.
6.1 Re-election of Thomas Glanzmann
6.2 Re-election of Karen May
6.3 Re-election of Ines Pöschel
6.4 Election of Scott Maw
Comment: The current members of the Compensation Committee are standing for re-election. In addition, Mr. Scott Maw is standing for election for the first time. The re-election, and the election, respectively, shall be effected on an individual basis. The Board of Directors intends to designate Karen May as Chair of the Compensation Committee, subject to her re-election as a member of the Board of Directors and member of the Compensation Committee.
7. Re-election of the independent representative
Proposal
The Board of Directors proposes the re-election of Hartmann Dreyer Attorneys-at-Law, P.O. Box 343, 1701 Fribourg, Switzerland, as independent representative for a term of office of one year extending until completion of the 2023 Annual General Meeting.

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8. Re-election of the statutory auditors
Proposal
The Board of Directors proposes the re-election of PricewaterhouseCoopers SA, Geneva, as statutory auditors for the 2022 financial year.

Fribourg, March 24, 2022
Alcon Inc.
Board of Directors

Enclosures:    - Registration form with reply envelope
        - Brochure "Say-on-Pay"
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Organizational topics

Admission to the Annual General Meeting
Due to the continuing tense situation related to the global coronavirus (COVID-19) pandemic, the 2022 Annual General Meeting of Alcon Inc. will not be held with shareholders being present. Accordingly, voting rights can only be exercised through the independent representative (as set out below). In-person attendance of shareholders at the Annual General Meeting is not possible.
While the Board of Directors regrets this situation, it considers that this format is a prudent and precautionary measure and represents the best option to protect the health of our shareholders, directors, officers, associates and service providers.

Voting
Shareholders entered in the share register with the right to vote on April 19, 2022 are entitled to vote in the Annual General Meeting. These shareholders may authorize Hartmann Dreyer Attorneys-at-Law to act as their independent representative either by using the reply form enclosed or electronically (e-voting). The reply form or a corresponding notification must reach the Company no later than April 24, 2022.
Additionally, holders of shares in the United States should follow the instructions provided by their brokers, trustees, nominees or the Company's transfer agent, as applicable.

Electronic Instructions to the Independent Representative (e-voting)
Shareholders may register by using the e-voting platform via www.gvote.ch to issue voting instructions to the independent representative.
The requisite login details are enclosed in the reply form. Personalized login details will remain valid until the Annual General Meeting. Shareholders may submit voting instructions electronically, or change any instructions they may have communicated electronically, up to but no later than 11:59 p.m. on April 24, 2022.

No Trading Restriction on Shares of Alcon Inc.
The registration of shareholders for voting purposes does not affect the trading of shares held by registered shareholders before, during or after the Annual General Meeting.

Shareholder's Questions
Since shareholders will not be permitted to be physically present at the Annual General Meeting, shareholders will be given the opportunity to submit questions to the Company ahead of the Annual General Meeting by sending an email to the following address: investor.relations@alcon.com. Answers may be provided individually or in aggregate form on the Alcon website, possibly mentioning the name of the shareholder who submitted the question.

Annual Report
The Annual Report is available to the shareholders for examination at the Company’s head office at Rue Louis d'Affry 6, 1701 Fribourg, Switzerland. The invitation including the agenda and the proposals of the Board of Directors will be mailed directly to shareholders who are registered in the Company’s share register with the right to vote. The Annual Report will be mailed on request. The Annual Report is also available electronically at https://investor.alcon.com/financials/annual-reports/default.aspx.

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Contact us

Alcon Inc.
Rue Louis-d'Affry 6
1701 Fribourg
Switzerland
Phone:     +41 58 911 21 10
investor.relations@alcon.com
https://investor.alcon.com/home/default.aspx

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